BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 18, 2022

General Money Market Fund, Inc.
-Dreyfus Money Market Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 31, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Money Market Fund (the "fund"), a series of General Money Market Fund, Inc., as follows:

Until March 31, 2023, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the fund's Service shares so that the direct expenses of the fund's Service shares (excluding taxes, interest, portfolio transaction costs, commitment fees on borrowings and extraordinary expenses) do not exceed 1.00%. To the extent that it is necessary for BNYM Investment Adviser to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund. On or after March 31, 2023, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 31, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

        Secretary

Accepted and Agreed To:

GENERAL MONEY MARKET FUND, INC.

-DREYFUS MONEY MARKET FUND

By: /s/ James Windels

        James Windels

        Treasurer